UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
PLN605,000,000
Zero Coupon Deep Discount Callable Notes due 30 July 2030
Series No.: 1649-00-2

Filed pursuant to Rule 3 of Regulation AD
Dated: 26 July 2024

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of PLN605,000,000 Zero Coupon Deep Discount Callable Notes due 30 July 2030 (Series No.: 1649-00-2) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 26 July 2024 (the “Pricing Supplement”), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 23 April 2024, was filed under a report of the ADB dated 23 April 2024.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom. The calculation agent with respect to the Notes is JPMorgan Chase Bank, N.A., London Branch, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom.

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Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 26 July 2024, the ADB entered into a Terms Agreement, filed herewith, with J.P. Morgan Securities plc (the “Dealer”), pursuant to which ADB has agreed to issue, and the Dealer has agreed to purchase, a principal amount of the Notes aggregating PLN605,000,000 for an issue price of 70.8964092 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Dealer and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 30 July 2024. The Dealer proposes to offer all the Notes to the public at the public offering price of 70.8964092 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

See the Pricing Supplement, pages 4 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	70.8964092%	0.00%	70.8964092%

Total	PLN428,923,275.66	PLN0.00	PLN428,923,275.66

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$5,000 *
Listing Fees (Luxembourg)	U.S.$3,740 *
*          Asterisks indicate that expenses itemized above are estimates.

Item 6.	Application of Proceeds

See the Prospectus, page 6.

Item 7.	Exhibits

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(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Pricing Supplement dated 26 July 2024.

(b)	Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii)	Terms Agreement dated 26 July 2024.

(d)	(i)	Information Statement dated 23 April 2024, previously filed under a report of the ADB dated 23 April 2024.

(ii)	Prospectus and Pricing Supplement (see (a) above).

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U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPs ONLY TARGET MARKET – Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“U.K. MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, “MiFID II”) or U.K. MiFIR. Consequently, ADB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of either MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1649-00-2

PLN605,000,000 Zero Coupon Deep Discount Callable Notes due 30 July 2030

 Issue price: 70.8964092 per cent.

Dealer

 J.P. Morgan

The date of this Pricing Supplement is 26 July 2024.

This pricing supplement (the “Pricing Supplement”) is issued to give details of an issue of PLN605,000,000 Zero Coupon Deep Discount Callable Notes due 30 July 2030 (the “Notes”) by the Asian Development Bank (“ADB”) under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 12 December 2023.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Dealer to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see “Plan of Distribution” in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank (“ADB”).

2.	Series Number:		1649-00-2.

3.	(i)	Specified Currency (Condition 1(c)):	Polish Zloty (“PLN”), being the lawful currency of the Republic of Poland.

	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.

	(iv)	Alternative Currency (Condition 7(i)) (if applicable):
In the event of inconvertibility or unavailability of PLN, the Issuer will make the payment of the Final Redemption Amount or any other payments, if any, in Euro at a rate determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner. Any payment made by the Issuer under such circumstances in Euro shall constitute valid payment and shall not constitute a default in respect of the Notes.

Where:

“Calculation Agent” means JPMorgan Chase Bank, N.A., London Branch.

4.	Aggregate Nominal Amount:		PLN605,000,000.

5.	(i)	Issue Price:	70.8964092 per cent. of the Aggregate Nominal Amount.

	(ii)	Net proceeds:	PLN428,923,275.66.

6.	Specified Denominations (Condition 1(a)):		PLN100,000.

7.	(i)	Issue Date (Condition 5(d)):	30 July 2024.

	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):	The earlier of (i) 30 July 2030 and (ii) the Optional Redemption Date (as defined in paragraph 21(i) below), subject to paragraph 31 below.

9.	Interest Basis (Condition 5):	Zero Coupon (Condition 5(c)) (further particulars specified below).

10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par.

11.	Change of Interest or Redemption/Payment Basis:	Not applicable.

12.	Put/Call Options (Conditions 6(e) and (f)):	Call Option (further particulars specified below).

13.	Status of the Notes (Condition 3):	Senior.

14.	Listing:	Luxembourg Stock Exchange.

15.	Method of distribution:	Non-syndicated.

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Not applicable.

17.	Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):		Applicable.

	(i)	Amortization Yield:	5.90 per cent. per annum.

	(ii)	Reference Price:	70.8964092 per cent. of the Aggregate Nominal Amount.

	(iii)	Basis:	Compounded on an annual basis.

	(iv)	Day Count Fraction (Condition 5(d)):	Actual/Actual (ICMA), unadjusted.

	(v)	Any other formula/basis of determining amount payable:	See paragraph 24(i) below.

19.	Index-Linked Interest Note Provisions:		Not applicable.

20.	Dual Currency Note Provisions:		Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Applicable.

	(i)	Optional Redemption Date(s):
The Issuer has the right to call the Notes at the Optional Redemption Amount on 30 July of each year, commencing on 30 July 2026 up to and including 30 July 2029, in each case, adjusted in accordance with the applicable Business Day Convention (for payment purposes only).

	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	The Optional Redemption Amount payable on the relevant Optional Redemption Date shall be the amount set out opposite such date in the Annex.

	(iii)	If redeemable in part: • Minimum nominal amount to be redeemed: • Maximum nominal amount to be redeemed:	Not applicable. Not applicable. Not applicable.

	(iv)	Notice period (if other than as set out in the Conditions):	Not less than ten (10) Relevant Business Days’ notice to the holders of the Notes prior to the relevant Optional Redemption Date.

22.	Put Option (Condition 6(f)):		Not applicable.

23.	Final Redemption Amount:		Aggregate Nominal Amount.

	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.

	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.

	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.

24.	Early Redemption Amount:

	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):
In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount per Specified Denomination shall be equal to the sum of (A) PLN70,896.4092 and (B) the product of 5.90 per cent. per annum (compounded annually) being applied to PLN70,896.4092, from and including the Issue Date to but excluding the earlier of the (i) due date for redemption under Condition 9 (the “Early Redemption Date”); and (ii) Maturity Date. Such calculation shall be made on the basis of the Day Count Fraction set forth in paragraph 18(iv) above.

(ii)		Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:		Registered Notes.

	(i)	Definitive Registered Notes:	Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes.
	(ii)	New Safekeeping Structure (NSS Form):	No.

26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):		Not applicable.

27.
Details relating to Partly Paid Notes:  amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:
Not applicable.

28.	Details relating to Installment Notes:		Not applicable.

29.	Redenomination, renominalization and reconventioning provisions:		Not applicable.

30.	Consolidation provisions:		Not applicable.

31.	Other terms or special conditions:

	(i)	Business Day Convention (Condition 5(d)):	Following Business Day Convention.

	(ii)	Payment Dates:
If any date for payment of any principal in respect of the Notes is not a Relevant Business Day, such date shall be adjusted in accordance with the applicable Business Day Convention, and ADB shall not be obliged to make any other payment in respect of such postponed payment.

	(iii)	Relevant Financial Center:	Warsaw.

	(iv)	Additional Business Center(s) (Condition 5(d)):	London, New York and TARGET Business Day.

Distribution

32.	(i)	If syndicated, names of Managers:	Not applicable.

	(ii)	Stabilizing Manager (if any):	Not applicable.

	(iii)	Commissions and Concessions:	0.00 per cent.

33.	If non-syndicated, name of Dealer:		J.P. Morgan Securities plc.

34.	Additional selling restrictions:
The following paragraph shall be deemed to be set out under the heading “Republic of Poland” in the section entitled “Plan of Distribution” in the Prospectus:

“The Dealer acknowledges, represents and agrees that no prospectus concerning the Notes has been subject to the approval of the Polish Financial Supervisory Authority or any other competent Polish authority. Accordingly, the Dealer acknowledges, represents and agrees that it will not offer or sell the Notes in the Republic of Poland ("Poland") by way of a public offer, unless (i) such public offer is exempted from the obligation to produce a prospectus provided under the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the "Prospectus Regulation"), or (ii) the prospectus concerning the Notes is passported to Poland and duly published. In each case, the Notes cannot be offered or sold in Poland unless it is done in compliance with the Prospectus Regulation, the Act on Public Offering and on the Conditions Governing the Introduction of Financial Instruments to an Organised Trading System and Public Companies dated 29 July 2005 (as amended) and any other applicable laws and regulations enacted under these acts or in substitution thereof from time to time.”

Operational Information

35.	(i) ISIN:	XS2866413938.
	(ii) CUSIP:	Not applicable.
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.

36.	Common Code:	286641393.

37.	Details of benchmarks administrators and registration under Benchmarks Regulation:	Not applicable.

38.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Not applicable.

39.	Delivery:	Delivery against payment.

40.	Additional Paying Agent(s) (if any):	Not applicable.

41.	Governing Law:	English.

42.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not applicable.

Additional Information

The Notes are denominated in PLN. Since the Republic of Poland is not an ADB member country, ADB will not enjoy in the Republic of Poland its usual rights, immunities, privileges and exemptions which are conferred upon ADB by the Agreement Establishing the Asian Development Bank and by statutes, laws and regulations of member countries. Such privileges include immunity with respect to exchange controls and an exemption from withholding taxes with respect to payments on ADB’s debt securities.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 23 April 2024.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:	/s/ MARIA A. LOMOTAN
Name:	MARIA A. LOMOTAN
Title:	Assistant Treasurer

ANNEX

Optional Redemption Date	Optional Redemption Amount in PLN	Optional Redemption Price in per cent.
30 July 2026	481,029,304.11	79.50897589%
30 July 2027	509,410,033.05	84.20000546%
30 July 2028	539,465,225.00	89.16780579%
30 July 2029	571,293,673.28	94.42870633%

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

TERMS AGREEMENT NO. 1649-00-2

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

PLN605,000,000 Zero Coupon Deep Discount Callable Notes due 30 July 2030

26 July 2024

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention:  Assistant Treasurer, Funding Division

J.P. Morgan Securities plc (the “Dealer”) agrees to purchase from the Asian Development Bank (“ADB”) its PLN605,000,000 Zero Coupon Deep Discount Callable Notes due 30 July 2030 (the “Notes”) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the “Prospectus”) at 10:00 a.m., London time, on 30 July 2024 (the “Settlement Date”) at an aggregate purchase price of PLN 428,923,275.66 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the “Standard Provisions”) relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, the Dealer understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, the Dealer that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

The Dealer warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. The Dealer warrants and covenants to ADB that the warranties of the Dealer set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Dealer to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Dealer to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Dealer of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “U.K. MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

(a) the Dealer (the “U.K. Manufacturer”) understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

(b) ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the U.K. Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Dealer that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.          ADB agrees that it will issue the Notes and the Dealer agrees to purchase the Notes at the aggregate purchase price specified above.

2.          Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London Branch for transfer in immediately available funds to an account designated by ADB. Delivery of the Notes shall be made to Citibank Europe plc, as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Dealer.

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3.         ADB hereby appoints the Dealer as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Dealer shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Dealer acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.          In consideration of ADB appointing the Dealer as a Dealer solely with respect to this issue of Notes, the Dealer hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.         The Dealer acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Dealer that have arisen prior to such termination.

6.          The Dealer acknowledges, represents and agrees that no prospectus concerning the Notes has been subject to the approval of the Polish Financial Supervisory Authority or any other competent Polish authority. Accordingly, the Dealer acknowledges, represents and agrees that it will not offer or sell the Notes in the Republic of Poland ("Poland") by way of a public offer, unless (i) such public offer is exempted from the obligation to produce a prospectus provided under the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the "Prospectus Regulation"), or (ii) the prospectus concerning the Notes is passported to Poland and duly published. In each case, the Notes cannot be offered or sold in Poland unless it is done in compliance with the Prospectus Regulation, the Act on Public Offering and on the Conditions Governing the Introduction of Financial Instruments to an Organised Trading System and Public Companies dated 29 July 2005 (as amended) and any other applicable laws and regulations enacted under these acts or in substitution thereof from time to time.

 7.          The Dealer represents, warrants and agrees that:

(a)          it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

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(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

 8.          For purposes hereof, the notice details of the Dealer are as follows:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group
Electronic Mailing Address: Head_of_EMEA_DCMG@jpmorgan.com

9.          All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Dealer but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Dealer in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Dealer in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB’s or the Dealer’s liability under Section 7 of the Standard Provisions.

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With respect to any legal action or proceedings (“Proceedings”) arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the “Charter”), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.  If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Dealer of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement.  Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J P. MORGAN SECURITIES PLC

By:	/s/ Francesca Lester
Name: Francesca Lester
Title: Vice President

 [Signatures continued on following page.]

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CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK

By:	/s/ MARIA A. LOMOTAN
	Name:	MARIA A. LOMOTAN
	Title:	Assistant Treasurer

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